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___________________________________
                                        :
         IN THE MATTER OF               :
                                        :
ALLEGHENY ENERGY, INC. et. al.          :
                                        :    CERTIFICATE
         File No. 70-8411               :    PURSUANT TO RULE 24
                                        :     FOR THE QUARTER ENDED
     (Public Utility Holding            :    DECEMBER 31, 1997
      Company Act of 1935)              :
___________________________________     :




          Through December 31, 1997, Allegheny Energy, Inc. (Allegheny) has made capital contributions to AYP Capital, Inc. ("AYP Capital") and its subsidiaries totaling $43,870,066. See attached consolidated financial statements for the quarter ended December 31, 1997. During the fourth quarter of 1997, AYP Capital performed studies and completed preliminary development activities in connection with the ownership of companies in the areas of emerging technologies closely related to Allegheny's core business. Other specific activities performed by AYP Capital during the fourth quarter of 1997 are shown below.

I.      Description of Activities

  A.    Consulting and Engineering Services

           AYP Capital provided engineering, consulting, procurement and construction services to nonaffiliated entities and completed development and marketing activities associated with the provision of such services to nonaffiliated entities. AYP Capital also purchased $9,407 of equipment from Monongahela Power Company to perform one project.

  B.    Energy Management Services - APS Cogenex

           As previously reported, AYP Capital and EUA-Cogenex agreed to cease joint marketing activities for energy management services under the terms of their joint venture agreement for APS Cogenex. Pending resolution of outstanding jobs, the

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        APS Cogenex joint venture continues to exist.

           AYP Capital developed energy management products and services to be offered to customers in and around the service territory of its affiliates.


  C.    EWGs and FUCOs

           AYP Capital, through the Latin American Energy and Electricity Fund I, L.P. ("FondElec"), a limited partnership formed to invest in and develop electric energy opportunities in Latin America, continued to investigate FUCO investments. One new investment was
        made in the fourth quarter.   AYP Capital purchased an
        interest in a Brazilian electric company through its participation in the Latin American Energy and Electricity Fund. As of the end of the fourth quarter of 1997, AYP Capital has invested $3,546,002 in FondElec.

           AYP Energy continues as an exempt wholesale generator
        ("EWG") and power marketer.

  D.    Real Estate Activities

        No new activities.

  E.    Insider Heat Pump Distributorship

           During the fourth quarter, AYP Capital continued its activities in product development.

        F. HVAC and Appliance Warranties/Power Quality Devices

           During the fourth quarter, AYP Capital continued its activities in produce development.

II. Guarantees or assumption of liabilities by Allegheny on behalf of AYP Capital or its subsidiaries

           Allegheny continues to provide a Support Agreement to AYP Energy in connection with a $15 million discretionary line of credit for AYP Energy for the

                                      2

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        issuance of standby letters of credit for the benefit of
        AYP Energy's activities.



III.    Services Provided by AYP Capital to Associate Companies

           AYP Capital did not provide any services to associate companies during the fourth quarter of 1997.



IV.     Factoring Activities

           AYP Capital did not perform any activities associated with the factoring of accounts receivable in the fourth quarter of 1997.

                               ALLEGHENY ENERGY, INC.


                               By /s/ Thomas K. Henderson
                                      Thomas K. Henderson
                                      Vice President


                               AYP CAPITAL, INC.


                               By /s/ Thomas K. Henderson
                                      Counsel

                                   Thomas K. Henderson
                                          Counsel


Dated: March 2, 1998